Exhibit 99.4

ADHEREX TECHNOLOGIES INC.

Annual General Meeting of Shareholders – April 28, 2006

TO:	Superintendent of Brokers, British Columbia

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Administrator, Securities Act, New Brunswick

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland

Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102

A.	Election of Directors

The following nominees were elected as a group as Directors of Adherex Technologies Inc. (the “Corporation”) until the next Annual Meeting of shareholders of the Corporation or until such person’s successor is duly elected or appointed:

Name of Nominee:

Dr. William P. Peters

Mr. Raymond Hession

Dr. Donald W. Kufe

Dr. Fred H. Mermelstein

Dr. Peter Morand

Dr. Robin J. Norris

Dr. Arthur T. Porter

Of the proxies received, the following shares were voted For/Withheld in respect of the foregoing:

Votes For	Votes Withheld
19,945,057	100,605

B.	Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as Auditors of the Corporation for the ensuing year, to hold office until the next Annual Meeting of shareholders of the Corporation, at a remuneration to be fixed by the Directors of the Corporation.

Of the proxies received, the following shares were voted For/Withheld in respect of the foregoing:

Votes For	Votes Withheld
20,023,837	21,866

/s/ D. Scott Murray
D. Scott Murray Adherex Technologies Inc. Vice President, General Counsel and Corporate Secretary